SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated March 30, 2011 re TAT Technologies Reporting Fourth Quarter and Full Year 2010 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Fourth Quarter and Full Year 2010 Results

GEDERA, Israel, March 30 /PRNewswire-FirstCall/ -- TAT Technologies Ltd. (NASDAQ: TATT - News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, reported today its results for the three month and twelve month periods ended December 31, 2010.

Financial Highlights:

TAT announced revenues of $23.8 million and a net loss of $2.9 million for the three months ended December 31, 2010, compared to revenues of $18.4 million with net loss of $1.0 million for the three months ended December 31, 2009.

During the fourth quarter of  2010, revenues were impacted by (i) the contribution of the Parts services operations to First Aviation Services, Inc ("FAvS") (see ‘Investment in FAvS’ below); (ii) the increase in revenues in the MRO operations, and; (iii) increase in revenues in the OEM of Heat Transfer Products and in the OEM of Electric Motion Systems, both operated in Israel.

Total increase in reported revenues was 30% and excluding the Part services and Propellers MRO operations contributed to FAvS in December 2009, an increase of 46%.

Revenue breakdown by the principal operational segments for the three-month and twelve-month periods ended December 31, 2010 and 2009, respectively, was as follows:

	Three Months Ended December 31.
	2010			2009
	Revenues in Thousands	% of Total Revenues		Revenues in Thousands	% of Total Revenues
	Unaudited			Unaudited
Revenues
MRO services *	$11,502	48.3%		$8,155	44.4%
OEM of Heat Transfer products	9,021	37.9%		7,881	42.9%
Parts services **				446	2.4%
OEM of Electric Motion Systems	4,480	18.8%		2,510	13.7%
Eliminations	(1,186)	(5.0	) %	(631)	(3.4	) %
Total revenues	$23,817	100.00%		$18,361	100.00%

	Twelve Months Ended December 31.
	2010			2009
	Revenues in Thousands	% of Total Revenues		Revenues in Thousands	% of Total Revenues
	Unaudited			Unaudited
Revenues
MRO services *	$40,801	51.1%		$42,283	50.9%
OEM of Heat Transfer products	29,651	37.2%		28,617	34.4%
Parts services **				6,057	7.3%
OEM of Electric Motion Systems	13,046	16.4%		11,321	13.6%
Eliminations	(3,743)	(4.7	) %	(5,187)	(6.2	) %
Total revenues	$79,755	100.00%		$83,091	100.00%

*  Includes MRO services for Propellers only for the three month and twelve month periods of year 2009 in the amount of $1,566 and $9,007 respectively. On December 4, 2009 this business was contributed to FAvS.

** Includes results only for the three month and twelve month periods of year 2009 in the amount of $446 and $6,057, respectively. On December 4, 2009 this operational segment was contributed to FAvS.

For the twelve months ended December 31, 2010, TAT announced revenues of $79.8 million with net loss of $7.2 million compared to revenues of $83.1 million with net income of $1.8 million for the same period ended December 31, 2009. The net loss reported is the result of one time impairment charge of goodwill and intangible assets in TAT’s MRO operating segment; (ii) write down of inventories in TAT’s MRO operating segment; and (iii) impairment of TAT’s investment in FAvS (see further below).

During the twelve months of 2010, revenues were impacted by (i) the contribution of the Parts services operations to FAvS (see ‘Investment in FAvS’ below); (ii) the increase in revenues in the MRO services operations, excluding the Propellers MRO operations contributed to FAvS (see ‘Investment in FAvS’ below) and (iii) the increase of revenues in the OEM of Heat Transfer Products and in the OEM of Electric Motion Systems, both operated in Israel.

Total decrease in reported revenues was 4% and excluding the Part services and Propellers MRO operations contributed to FAvS in December 2009, an increase of 17%.

Impairment of goodwill, intangible assets and write down of inventory:

During the quarter ended September 30, 2010, the Company performed its annual impairment test of goodwill. Based on the results of this test, the Company determined that the goodwill included in the  MRO Services segment, was impaired by $4.2 million. The impairment was due to a decline in future forecasted sales levels and profitability margins resulting from the weakness in the global aviation industry in general and to a greater extent in the U.S. In addition, the Company recorded a $3.5 million write down of inventory under cost of revenues, and an impairment of  $0.48 million  related to Intangible assets ‘Customer Relations’ (all such amounts are before off-set of taxes),

Investment in FAvS:

On December 4, 2009, the transaction between TAT’s subsidiary, Piedmont Aviation Component Services LLC (“Piedmont”), and FAvS was consummated.  In connection with the transaction, among other things, Piedmont acquired  37% of FAvS common stock and $750,000 of its preferred stock, in exchange for the contribution of Piedmont’s parts and propeller businesses. FAvS is a leading supplier of products and services to the aerospace industry worldwide, including the provisioning of aircraft parts and components, and supply chain management services.  FAvS also performs overhaul and repair services for wheels, brakes and starter/generators, and builds custom hose assemblies. Simultaneously, FAvS acquired all of the assets of Kelly Aerospace Turbine Rotables (“KATR”), a provider of overhaul and repair services for landing gear, safety equipment, hydraulic and electrical components, brakes and hose assemblies for corporate, regional and military aircraft. Piedmont agreed to provide a one year guaranty of $7 million of the debt incurred by FAvS in connection with the KATR acquisition (see also further on, under ‘Liquidity and Capital Resources’). TAT recorded a capital gain of $4.4 for the transaction during 2009 fourth quarter.

During the quarter ended December 31, 2010, the Company performed its impairment test of its investment in FAvS, due to certain indicators suggesting such test. Based on the results of this test the Company determined that its investment in FAvS was impaired by $4.2 million (accordingly the company recorded deferred tax benefit of $1.2 million, decreasing previously recorded deferred tax liability). The impairment was due to a decline in FAvS’ profitability margins and future forecasted sales levels.

Dr. Shmuel Fledel, TAT’s CEO commented:

“The results of 2010 were significantly impacted by non recurring, one time impairment charges of goodwill and intangible assets and a write down of inventories related to our MRO segment in the US and by the impairment of our 37% interest in FAvS.

Nevertheless, we are encouraged by global trends of increased traffic reported by airlines and we believe we are witnessing a steady recovery in the demand for MRO services as well as positive indications from OEM in the aerospace and defense industries, which impact our businesses.

During the quarter we continued to expand our marketing and sales activities and we also continue to work rigorously on improving our production flow and yields and we believe that our efforts will positively impact our financial results in 2011”.

TAT TECHNOLOGIES AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, in thousands, except share data)

	December 31,	December 31,
	2010	2009
ASSETS
Current Assets:
Cash and cash equivalents	$27,037	$25,568
Marketable securities	2,533	2,919
Restricted deposit	5,076	5,062
Trade accounts receivable (net of allowance for doubtful accounts of $2,643 and $2,360 at December 31, 2010 and December 31, 2009, respectively)	20,430	15,494
Inventories	32,163	33,620
Other accounts receivable and prepaid expenses	8,245	7,414

Total current assets	95,484	90,077

Investment in affiliate	4,449	8,899
Funds in respect of employee right upon retirement	2,910	2,597
Long-term deferred tax	1,134	220
Property, plant and equipment, net	14,443	14,463
Intangible assets, net	1,950	2,924
Goodwill	1,156	5,311

Total assets	$121,526	$124,491

LIABILITIES AND EQUITY

Current Liabilities:
Current maturities of long-term loans	9,379	1,434
Trade accounts payables	7,679	5,785
Other accounts payable and accrued expenses	7,964	6,110

Total current liabilities	25,022	13,329

LONG-TERM LIABILITIES:
	--
Long-term loans, net of current maturities	859	7,363
Other accounts payable	109	-
Liability in respect of employee rights upon retirement	3,458	3,157
Long-term deferred tax liability	767	3,036

	5,193	13,556

EQUITY:
Share capital
Ordinary shares of NIS 0.9 par value – Authorized: 10,000,000 shares at December 31, 2010 and 2009; Issued and outstanding: 8,815,003 and 8,815,003 shares respectively at December 31, 2010 and 2009	2,790	2,790
Additional paid-in capital	64,439	64, 390
Accumulated other comprehensive loss	(414)	(944)
Treasury stock, at cost, 258,040 shares at December 31, 2010 and 2009, respectively	(2,018)	(2,018)
Retained earnings	23,462	30,648
Total TAT Technologies shareholders' equity	88,259	94,866
Noncontrolling interest	3,052	2,740

Total equity:	91,311	97,606

Total liabilities and equity	$121,526	$124,491

TAT TECHNOLOGIES AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited, in thousands, except share and per share data)

	Three months ended		Twelve months ended
	December 31,		December 31
	2010	2009	2010	2009

Revenues:
MRO services	$11,502	$8,155	$40,801	$42,283
OEM - Heat Transfer products	9,021	7,881	29,651	28,617
OEM - Electric Motion Systems	4,480	2,510	13,046	11,321
Parts services	-	446	-	6,057
Eliminations	(1,186)	(631)	(3,743)	(5,187)
	23,817	18,361	79,755	83,091

Cost and operating expenses:
MRO services	9,195	7,959	32,636	37,900
OEM - Heat Transfer products	6,345	6,183	22,425	19,809
OEM - Electric Motion Systems	3,517	2,386	9,934	8,021
Parts services	-	307	-	5,879
Write down of inventory	-	-	3,500
Eliminations	(1,120)	(174)	(3,807)	(4,714)
	17,937	16,661	64,688	66,895
Gross Profit	5,880	1,700	15,067	16,196

Research and development costs	192	183	651	680
Selling and marketing expenses	975	927	3,475	3,719
General and administrative expenses	4,103	5,606	12,832	14,375
Impairment of goodwill and intangible assets			4,704
Less: Capital Gain from selling activity		(4,400)		(4,400)
Relocation Expenses	-	178	-	604
	5,270	2,494	21,662	14,978
Operating income (loss)	610	(794)	(6,595)	1,218

Financial expense	(311)	(645)	(1,681)	(2,042)
Financial income	370	842	1,570	2,191
Other expenses, net	(200)	(271)	(200)	-

Income (loss) before income taxes	469	(868)	(6,906)	1,367

Taxes on income (benefit)	(1,578)	201	(4,353)	(765)

Net income (loss)	2,047	(1,069)	(2,553)	2,132
Share in results of affiliated company	(679)	(32)	(310)	(32)
Impairment of share in affiliated company	(4,200)		(4,200)
Net loss (income) attributable to Non controlling interest	(26)	84	(123)	(347)
Net income(loss) attributable to TAT Technologies shareholders	$(2,858)	$(1,017)	$(7,186)	$1,753
Earning per share
Basic net income per share	$(0.32)	$(0.12)	$(0.82)	$0.22
Diluted net income per share	$(0.32)	$(0.12)	$(0.82)	$0.22

Weighted average number of shares - basic	8,815,003	8,699,664	8,815,003	7,893,639
Weighted average number of shares - diluted	8,815,003	8,717,163	8,815,003	7,893,639

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Background

TAT operates under three segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Transfer products (ii) OEM of Electric Motion Systems; and (iii) Maintenance, Repair and Overhaul or ‘MRO” services. Until December 4, 2009, TAT also operated a fourth operational segment, Parts services, which was contributed to FAvS as part of the transaction described above under “Investment in FAvS”.

OEM of Heat Transfer products primarily includes the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

OEM of Electric Motion Systems primarily includes the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems. TAT activities in this segment commenced with the acquisition of its 70% controlled subsidiary Bental in August 2008.

MRO services include the maintenance, repair and overhaul of heat transfer equipment and other aircraft components, APUs and Landing Gear. TAT’s Limco and Piedmont subsidiaries operate FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

The Parts segment, operated until  December 4, 2009, focused on inventory management and sale of parts and components of APU, propellers and landing gear. TAT offered parts services for commercial, regional and charter airlines and business aircraft owners. On December 4, 2009 TAT sold its parts segment to FAvS (See “Investment in FAvS”).

Three Months ended December 31, 2010 compared with three months ended December 31, 2009

Revenues. Total revenues for the three months ended December 31, 2010, were $23.8 million compared to $18.4 million for the three months ended December 31, 2009, an increase of 30%. This reflects (i) the increase in revenues in the MRO operations; (ii) the increase in revenues in the OEM of Heat Transfer Products operations and in the OEM of Electric Motion Systems operations in Israel; offset by  (iii) the contribution of the Parts services and Propeller MRO operations to FAvS (see ‘Investment in FAvS’ above) .

Cost of revenues. Cost of revenues was $17.9 million for the three months ended December 31, 2010 compared to $16.7 million for the three months ended December 31, 2009, an increase of 7.7%. This reflects an increase in cost of revenues in the MRO operations and in the OEM of Electric Motion Systems operations derived by their increased revenues, offset by the contribution of the Parts services and Propeller MRO operations to FAvS (see ‘Investment in FAvS’ above).

Cost of revenues as a percentage of revenues decreased to 75.3% for the three months ended December 31, 2010, compared to 90.7% for the three months ended December 31, 2009. This decrease is attributable to product mix with higher margin products sold during this quarter in the OEM operations in Israel as well as in the remaining MRO operations in the U.S..

Research and development. Research and Development expenses were $0.2 million for the three months ended December 31, 2010, similar to $0.2 million for the three months ended December 31, 2009, and are related to new products and technologies within the OEM operations in Israel. Research and Development expenses as a percentage of revenues were 0.8% for the three months ended December 31, 2010, compared to 1.0% for the three months ended December 31, 2009. TAT does expect to continue to incur and record research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses were $1.0 million for the three months ended December 31, 2010, similar to $0.9 million for the three months ended December 31, 2009. Selling and marketing expenses as a percentage of revenues were 4.1% for the three months ended December 31, 2010, compared to 5.0% for the three months ended December 31, 2009. TAT does expect to continue and invest additional resources in selling and marketing activities in coming years.

General and administrative expenses. General and administrative expenses were $4.1 million for the three months ended December 31, 2010, compared to $5.6 million for the three months ended December 31, 2009, a decrease of 26.8%. The decrease in general and administrative expenses was primarily attributable to a $1.7 million one time expense recorded in the fourth quarter of 2009 and associated with the write off of a customer debt in the MRO services segment, a decreased cost of payroll and professional services in our U.S. subsidiary, Limco-Piedmont and to expenses related to the Parts services operations and the Propellers MRO operations contributed to FAvS. General and administrative expenses as a percentage of revenues decreased to 17.2% for the three months ended December 31, 2010, from 30.5% for the three months ended December 31, 2009.

During the three months ended December 31, 2009 TAT also recorded the following operating income (expenses): (i) $4.4 million of capital gain derived from the FAvS transaction (see ‘Investment in FAvS’ above); and (ii) relocation expenses associated with a contemplated (but subsequently abandoned) relocation of the operations of Limco’s Tulsa, Oklahoma based subsidiary to the location of Limco’s Piedmont, subsidiary in Kernersville, North Carolina.

Operating income (loss). For the three months ended December 31, 2010, TAT reported an operating income of $0.6 million compared to an operating loss of $0.8 million for the three months ended December 31, 2009. The increase in operating income is primarily attributable to the increased revenues, to higher margin products sold during this quarter and to the decrease in general and administrative expenses; offset by $4.4 million of capital gain derived from FAvS transaction recorded during the three months ended December 31, 2009.

Financial expense. Financial expense for the three months ended December 31, 2010, was $0.3   million, compared to financial expense of $0.6 million for the three months ended December 31, 2009. Financial expense during the quarter primarily resulted from changes in the exchange rate between the U.S. dollar and the Israeli Shekel, and from interest payments on long-term loans.

Financial income. Financial income for the three months ended December 31, 2010, was $0.4   million, compared to $0.8 million for the three months ended December 31, 2009. Financial income during the quarter primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro, and from the change in the fair value of unrealized forward transactions profits as of the quarter's end.

Other Expense,net. Other expenses for the three months ended December 31, 2010, was $0.2   million and is attributable to other-than-temporary impairment loss on Auction Rate Securities based, among other, on an external fair value estimation.

Taxes. Total tax income for the three months ended December 31, 2010, amounted to $1.6 million, compared to total tax expense of $0.2 million for the three months ended December 31, 2009. Tax income for the three months ended December 31, 2010, is primarily attributable to an increase in pre-tax income in the OEM of Electric Motion Systems operations in Israel, offset by (i) decrease in deferred tax liability in the U.S. operations resulted from the $4.2 million impairment of TAT 37% interest in FAvS as described further below, and (ii) by tax benefit in the OEM of Heat Exchange operations in Israel attributable to the lower income before tax for Israeli tax purposes. Tax expense for the three months ended December 31, 2009, is attributable to statutory taxes for the OEM operations in Israel as well as deferred taxes related to capital gain in the U.S., off-set by reduction of income before tax in the U.S operations.

Share in Results of affiliated Company. TAT recognized a loss of $0.7 million from its 37% interest in FAvS’s results for the three months ended December 31, 2010 comparing to a minor loss of $0.03 million  in the month of December 2009, after the purchase of the 37% interest in FAVS .

Impairment of share in affiliated Company. During this quarter TAT recognized an impairment of $4.2 million of its 37% interest in FAvS’s, that was based on an independent appraisal.

Net income attributable to noncontrolling interest. TAT recognized an immaterial amount of net income attributable to noncontrolling interest for the three months ended December 31, 2010, attributable to our 70% held Bental subsidiary compared to $0.1 million of net loss attributable to noncontrolling interest for the three months ended December 31, 2009.

Net income (loss) attributable  to controlling interest. TAT recognized a net loss of $2.9 million for the three months ended December 31, 2010 compared to net loss of $1.0 million for the three months ended December 31, 2009.

Twelve months ended December 31, 2010 compared with the twelve months ended December 31, 2009

Revenues. Total revenues were $79.8 million for the twelve months ended December 31, 2010, compared to $83.1 million for the twelve months ended December 31, 2009, a decrease of  4%. This reflects (i) the contribution of the Parts services and Propeller MRO operations to FAvS (see ‘Investment in FAvS’ above); (ii) the increase in revenues in the MRO operations; and (iii) increase in the OEM of Heat Transfer Products operations and in the OEM of Electric Motion Systems operations. Excluding the Part services and Propellers MRO operations contributed to FAvS, total revenues for the twelve months ended December 31, 2010, reflected a 17%  increase compared to the twelve months ended December 31, 2009.

Cost of revenues. Cost of revenues was $64.7 million for the twelve months ended December 31, 2010, and included $3.5 million related to a write down of inventories. Cost of revenues, excluding the said $3.5 million inventory write down, for the twelve months ended December 31, 2010, were $61.2 compared to $66.9  million for the twelve months ended December 31, 2009, a decrease of 8.5%. The decrease in cost of revenues was primarily attributable to (i) decreased cost of revenues related to the Parts services  and Propeller MRO operations contributed to FAvS, offset by (ii) an increase in cost of revenues in the OEM operations in Israel and an increase in cost of revenues in the remaining MRO operations, as a result of their increased revenues.

Cost of revenues excluding the inventory write down, as a percentage of revenues was 76.7% for the twelve months ended December 31 ,2010, comparing to 80.5% for the twelve months ended December 31, 2009. That was primarily attributable to product mix with higher margin products sold in the MRO operations and in the Electric Motion Systems operations and to product mix with lower margin products sold in the Parts services operations contributed to FAvS, offset by product mix with lower margin products sold in the OEM operations in Israel affected partially by the NIS currency appreciation to the U.S. Dollar.

Write down of inventory. For the twelve months ended December 31, 2010 charges under this item were $3.5 million attributable to a one-time write down of inventory during the quarter ended September 30, 2010.

Research and development. Research and Development expenses were $0.7 million for the twelve months ended December 31, 2010, similar to $0.7 million for the twelve months ended December 31, 2009, and are related to new products and technologies within the OEM operations in Israel. Research and Development expenses as a percentage of revenues were 1% in the twelve months ended December 31, 2010 and in the twelve months ended December 31, 2009. TAT expects to continue to incur and record research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses decreased to $3.5 million for the twelve months ended December 31, 2010, from $3.7 million for the twelve months ended December 31, 2009, a decrease of 7%. The decrease in selling and marketing expenses was primarily attributable to expenses related to the Parts services operations and Propeller MRO operations contributed to FAVS. Selling and marketing expenses as a percentage of revenues were 4.4% for the twelve months ended December 31, 2010, similar to 4.5% for the twelve months ended December 31, 2009. TAT does expect to continue and invest additional resources in selling and marketing activities in coming years.

General and administrative expenses. General and administrative expenses decreased to $12.8    million for the twelve months ended December 31, 2010, from $14.4 million for the twelve months ended December 31, 2009, a decrease of  10.7%. The decrease in general and administrative expenses was primarily attributable to a $1.7 million one time expense recorded in 2009 and associated with the write off of a customer debt in the MRO segment, a decreased cost of payroll and professional services resulting from our U.S. subsidiary, Limco-Piedmont, ceasing to be publicly traded commencing July 2009, and to expenses related to the Parts services operations and the Propellers MRO operations contributed to FAvS. General and administrative expenses as a percentage of revenues was 16.1% for the twelve months period ended December 31, 2010, compared to 17.3% for the twelve months ended December 31, 2009.

During the twelve months ended December 31 2009, TAT also recorded the following operating income (expenses): (i) a $4.4 million capital gain derived from FAvS transaction (see ‘Investment in FAvS’ above); and (ii) relocation expenses associated with a contemplated (but subsequently abandoned) relocation of the operations of Limco’s Tulsa, Oklahoma based subsidiary to the location of Limco’s Piedmont, subsidiary in Kernersville, North Carolina.

Impairment of Goodwil and Intangible assets. For the twelve months ended December 31, 2010, charges under this item were $4.7 million primarily attributable a $4.2 million impairment of goodwill and a $0.48 million impairment of ‘Customer Relations’ during the quarter ended September 30, 2010.

Operating income (loss). TAT reported an operating loss of $6.6 million for the twelve months ended December 31, 2010, compared to an operating income of $1.2 million for the twelve months ended December 31, 2009. The operating loss was attributable to the one time charges related to impairment of goodwill and intangible assets and to the write down of inventories totaled $8.2 million. Excluding these $8.2 million one time charges, operating income was $1.6 million, an increase of $0.4 million compared to the twelve months ended December 31, 2009.

Financial expenses. Financial expenses were $1.7 million for the twelve months ended December 31, 2010, compared to $2.0 for the twelve months ended December 31, 2009. Financial expenses during  the twelve months ended December 31, 2010, primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel, as well as interest payments on long-term loans.

Financial income. Financial income for the twelve months ended December 31, 2010 was $1.6 million, compared to $2.2 million for the twelve months ended December 31, 2009. Financial income during the twelve months period ended on December 31, 2010, resulted  from changes in exchange rates between the U.S. dollar and the Israeli Shekel, change in the fair value of unrealized forward transactions profits, interest received from the Israeli tax authorities for excess payments made in previous years and from interest received for short-term investments.

Other Expense,net. Other expenses for the twelve months ended December 31, 2010, was $0.2   million and is attributable to other-than-temporary impairment loss on Auction Rate Securities based on an external fair value estimation.

Taxes. Total tax income for the twelve months ended December 31, 2010, amounted to $4.4  million, compared to tax income of $0.8 million for the twelve months ended December 31, 2009. Tax income for the twelve months ended December 31, 2010, is primarily attributable to a decrease in pre-tax income in the U.S. operations resulted from (i) the $8.2 million one time charges described above, and (ii) the $4.2 million impairment of TAT 37% interest in FAvS as described further below), as well as to decrease  in the pre-tax income in the operations in Israel. Tax income for the twelve months ended December 31, 2009, was primary attributable to loss before tax in the U.S operations, and to an income tax benefit attributable to a settlement of a tax uncertainty in favor of our OEM operations in Israel received in the twelve months ended December 31, 2009, off-set by statutory taxes for the OEM operations in Israel as well as deferred taxes related to capital gain in the U.S

Share in Results of Affiliated Company. TAT recognized loss of $0.3 million from its 37% interest in FAvS’s results for the twelve months ended December 31, 2010. TAT recognized  an immaterial loss  from its interest in FAvS in the month of December 2009.

Impairment of share in affiliated Company. During year 2010 TAT recognized an impairment of $4.2 million of its 37% interest in FAvS’s, that was based on an independent appraisal.

Net income (loss) attributable to noncontrolling interest. TAT recognized net income attributable to noncontrolling interest of $0.1 million for the twelve months ended December 31, 2010 attributable to our 70% held Bental subsidiary compared with net income attributable to noncontrolling interest of $0.3 million for the twelve months ended December 31, 2009, primarily related to our then 62% held Limco-Piedmont subsidiary.

Net income (loss) attributable to controlling interest. TAT recognized a net loss of $7.2 million for the twelve months period ended on December 31, 2010 compared to net income of $1.8 million for the twelve months ended on December 31, 2009.

Liquidity and Capital Resources

As of December 31, 2010, TAT had cash and cash equivalents and short-term deposits of $27.0 million, short term investments and marketable securities of $2.5 million and restricted cash of $5.1  million which equals $34.6 million of financial assets, compared with cash and cash equivalents and short-term deposits of $25.6 million, marketable securities of $5.1 million and restricted cash of $2.9 million which equals $33.6  million as of December 31, 2009.

On June 15, 2010, Limco-Piedmont renewed its credit facility with a U.S bank for an additional 12 months ending on September 15, 2011 for borrowings of up to $10 million under certain conditions, of which, as of December 31, 2010, Limco-Piedmont utilized $2.7 million.

On June 30, 2010, Bental restructured its loan from an Israeli Bank in the amount of $1.2 million, by changing the loan’s interest rate from a Prime+1.2% to a fixed rate of 5.25%.

In connection with the transaction with FAvS (see “Investment in FAvS” above), on October 1, 2010, Limco-Piedmont agreed to extend a guarantee for $6.6 million regarding a debt incurred by FAvS in connection with the KATR acquisition, by providing a letter of credit to the lender for FAvS. The guaranty is for a period of 15 months ending December 31, 2011 and its amount is reduced as such debt amortizes in increments of $0.1 million per month. Limco-Piedmont was also granted a second lien on the assets of FAvS to secure the repayment obligations of FAvS in the event that the letter of credit is drawn upon. Limco-Piedmont also entered into an intercreditor agreement with the lender to FAvS which will subordinate Limco-Piedmont’s claims if the letter of credit is drawn upon to the obligations of FAvS to the lender. As of December 31, 2010 the guaranty amount is $6.3 million.

With regards to a loan in the total amount of $6,250 received by TAT from an Israeli bank, as of December 31, 2010, TAT does not meet a certain covenant that relates to the ratio of TAT’s loan as mentioned above to TAT’s share in Bental’s net profit. TAT is working to come to terms with the Israeli bank and classified the said loan as current liabilities. Accordingly, the loan was classified as short term liability.

Seasonality

None

Subsequent Event

On March 11, 2011, Piedmont commenced a court action in the State of Delaware, USA, against FAvS (in which Piedmont holds a 37% equity interest), for breach of an agreement signed on November 9, 2009 between the parties pursuant to which, among other things, FAvS was required to provide Piedmont with year 2010 audited financial statements of FAvS, by March 6, 2011.

Piedmont requested that the court enter an order requiring FAvS to provide Piedmont with FAvS’ year 2010 audited financial statements no later than March 28, 2011 (the earliest possible date given the Delaware court’s schedule).

On March 16, 2011 the Delaware court entered an order requiring FAvS to provide its audited financial statements for year 2010 by March 28, 2011.  FAvS financial statements were timely delivered to Piedmont on March 26, 2011.

A commercial dispute currently exists between Piedmont and FAvS relating to the propeller maintenance business which had been contributed to FAvS by Piedmont, as part of the transaction discussed above.

The commercial dispute began in April 2010, when a customer of the propeller maintenance business requested reimbursement from FAvS for damages to certain propellers.  FAvS then sought reimbursement from Piedmont for such amounts.  Although Piedmont rejected all of FAvS’ claims with regards to Piedmont’s responsibility for the claimed damages, the parties reached an agreement pursuant to which Piedmont loaned $700K to FAvS and agreed to bear a portion of the additional cost of replacement propeller blades that FAvS would be responsible for. In exchange FAvS agreed to waive all claims against Piedmont with respect to such customer. After reviewing this issue during the 2010 fourth quarter and thereafter, the company estimated the additional liability it may bear and accordingly wrote off the loan and recorded an expense. The company’s management believes that the provision recorded covers its potential cost in connection with this matter.

Additionally, on January 18, 2011, FAvS raised additional claims, alleging it was not provided with full disclosure concerning the maintenance services agreement with the customer and on March 3, 2011, FAvS alleged additional claims regarding the transaction relating to the contribution of Piedmont’s Parts and Propellers businesses, including fraudulent misstatement of financial data disclosed during this deal.  On March 4, 2011, Piedmont sent its response rejecting for the second time all of FAvS’ claims.

As aforementioned, Piedmont denies all of the above claims. To date, it is unclear whether legal proceedings will commence in connection with these claims and what their possible result may be.  The company estimates that as of December 31, 2010 the reserved amounts fully cover its responsibilities with regard to this matter, including for any potential legal proceeding.

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TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

For more information of TAT Technologies, please visit our web-site:  www.tat-technologies.com

Contact: Miri Segal-Scharia MS-IR LLC Tel:1-917-607-8654 msegal@ms-ir.com	Yaron Shalem – CFO TAT Technologies Ltd Tel: 972-8-862-8500. yarons@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: March 30 , 2011